TRW Presentation

Philip A. Odeen
Chairman

Credit Suisse First Boston
and Aviation Week
Aerospace & Defense Finance Conference

New York, New York
May 15, 2002

Forward-Looking Statements

This communication contains certain "forward-looking statements" that TRW believes are within the meaning of the P
Litigation Reform Act of 1995. Shareholders should be aware that the preparation of any such forward-looking staten
of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are ou
control. Further, the Company's results could be affected by the ability to obtain new contract awards; the level of def
government and the termination of existing government contracts; pricing pressures from customers; moderation or d
automobile build rate; changes in consumer debt levels; work stoppages; unanticipated downturn in the financial conc
relationships with customers or suppliers; the ability to reduce the level of outstanding debt from cash flow from opera
proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty
and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competin
technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; t
companies in which we have made technology investments; the availability of funding for research and development;
and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additior
which could result in reduced automotive production, disruptions to the transportation system, or significant and prolo
travel. In addition, there can be no assurance: (i) that an agreement relating to any investment in the Company, or rel
other distribution of all or a part of the Company's operating businesses will be reached, or that if an agreement is rea
transactions contemplated by such agreement will be consummated; (ii) that the Company will spin off the Automotiv
spin-off will be complete by the end of the fourth quarter 2002; (iii) that the Company will be successful in reducing th
indebtedness, or that the methods described for debt reduction will be utilized; (iv) as to the amount by which debt wil
the Company's strategy will deliver any particular level of value to TRW shareholders; (vi) that defense spending will
development, test and evaluation budgets will increase; (vii) that the commercial aerospace industry will stabilize; (vii
2002 light vehicle production will increase from 2001 levels; (ix) that 2002 earnings per share estimates will be met or
respect to the expected amounts of the Company's operating cash flows in 2002, that such amounts will be utilized to
the Company's indebtedness; (xi) with respect to the amounts that will be realized, if any, by the Company from dives
respect to the amount of sales, earnings per share or cash flow that will be realized by the Company in 2002; and (xii
costs will decrease in 2002. Other factors and assumptions not identified above are also involved in the preparation o
statements, and the failure of such other factors and assumptions to be realized may also cause actual results to diffe
discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assun
other factors affecting such estimates other than as required by law.

TRW Today … Four Businesses

2001 Total Sales = $16.4 Billion

TRW Systems
$3.2 Billion
19%





Automotive
$10.1 Billion
62%





Aero
Sy
$1.1

Technology focused, global presence, leading mark

2001 Operational Accomplishments

Meeting Commitments	• Met or exceeded EPS consensus expectation each quarter • Generated $640M in cash flow
Reduced Debt	• Reduced net debt by nearly $1B (including asset securitizatio • Significant pay down of short term debt; maintaining investme credit rating
Invigorated Growth	• Record backlog at Space & Electronics and Systems ($8B; ~ including priced options) • Key awards in Automotive and Aeronautical Systems
Enhanced Productivity	• Cut Automotive fixed costs by $150M; corporate expenses d • Proactive 16% headcount reduction in Aeronautical Systems
Established Six Sigma	• Trained 1,500 Green Belts and 280 Black Belts • Company-wide roll-out; benefits already evident

Poised to reap benefits from operational initiativ

2002 — Breakout Year

Q1 Performance

- Operating earnings increased 24%
- EPS increased 20%
- Auto and Defense margins improved
- New contracts
  - SBIRS Low
  - Liquid Booster Target Program
  - Vehicle Stability Control
  - Adaptive Cruise Control

Financial Guidan



EPS
$3.08[1]
$3.
Actual '01
2

(1) 2001 is adjusted for FAS 142

- EPS grows by 16
- Debt reduction of
  (operating cash flo
  non-core asset sal

On track for excellent 2002 and beyond but furt transformational actions needed

Our Plan to Enhance Value for TRW Shareholders

- Meet/exceed earnings and debt repayment commitments
- Accelerate deleveraging initiatives through asset sales
- Spin-off Automotive into independent, publicly-traded company



Create “pure-play” businesses to deliver superior growth and returns as independent companies
Enhance shareholder value
Capture value against best-in-class industry benchmarks
Capitalize eac
company to opti
strategic and fina
flexibility

Well-developed program to drive deleveragin and separation of Automotive

Executing Our Strategy … Deleveragin Initiatives

Net Debt Reduction Initiatives



$9.4B[1]
$6.4B
$5.8B[2]
$3.8-
4.2B[3]
$3.3B
Target Range
Opportunity
Mar-1999
2000
2001
2002E

- Represents net debt post acquisition of LucasVarity.
- Represents net debt at 31-Dec-2001 of $5.5B plus $0.3B of accounts receivable securitization.
- 2002E net debt includes the effect of proceeds of $1.6 – 2.0B of the deleveraging opportunities.

Deleveraging Oppoı

2002 Operating Cash Flow

Aeronautical Sale
Non-Core Asset Sales
Auto Equity

Deleveraging allows separation into two well-capitalized pure-play companies

Executing Our Strategy … Spin-Off Automotive


TRW
Automotive
Spin-off
Systems
Space & Electronics

Action	Completed	2nd Quarter	4th Quarter
Board Authorization	√		
Audited Financials	√		
Submit Tax Rulings	√		
IRS Review			
SEC Registration			
Shareholder Approval			
Distribute Stock			

On track to complete tax-free spin-off by year-end

TRW

TRW Tomorrow … Two Businesses

Systems
Space & Electronics







Automotiv



Two independent, pure-play companies create
to unlock shareholder value

Creating Two World-Class Pure-Play L

TRW Systems, Space & Electronics

- World-class supplier of space, defense, communications and systems products
- Our people - technical leaders and domain experts
- Record backlog ~ $13B
- Capabilities critical to U.S. Defense transformation
- Aligned with the highest growth segments of the DoD budget
- Benefit from Homeland Security programs – upside!
- Indium Phosphide and commercial laser investments

TRW Automo

- Diversified market
- Leading market po
- Well positioned in products and platfo
- Extremely competi
- Improving producti North America
- Poised to capture Best-in-Class indu

Positioned to deliver superior growth and returns as independent companies

SS&E Balanced Portfolio … Critical Sk and Technologies



Satellite Communications
Avionics
Commercial Businesses
Civil Space
C4ISR
Space & Electronics
2002 Sales $2.1B
Systems
2002 Sales $3.5B
Missile Defense
Tactical Systems
Enterprise Management Systems
Information & Technical Services
Civil Systems
Global Information Technology
ICBM

Key Differentiators:

- Demonstrated system engineering skills
- Broad array of advanced technologies
- World-class software development capability
- Strong program & subcontract management
- Extensive domain knowledge a relationships
- Satisfied customers – long-terr performance on high-end, com
- Readily adaptable to prime or s

Complementary businesses

SS&E — Growth Opportunities Across Market Segments

Legacy Markets

- $2.8B revenue in 2001
  - ICBM
  - ISR
  - Federal IT
  - Technical services
  - MilSatCom Payloads
  - Earth/Space Science
  - Military Avionics
  - Advanced Technologies

'01-'06 CAGR ~8%

Expansion Markets

- $2.1B revenue in 2001
  - ISR
  - Homeland Security
  - Missile Defense
  - Battlefield Systems
  - Public Safety Communications
  - Globalization
  - Weather Systems
  - Advanced Technologies

'01-'06 CAGR ~15%

Emergin

- $250M r
  - Pha
  - Med
  - E-G
  - Con Pro
  - Con

'01-'06

Positioned to grow in key market segments

Recent Large Program Wins

Advanced EHF (AEHF)



- $1.4B total program value
- DoD likely to buy three more satellites ($1B additional value)
- Strong legacy in digital processing payloads (Milstar)

Space Based Infrared System (SBIRS) Low



- $3.0B total program value
- Personal commitment + decades of performance on ISR systems (DSP, etc.)

Joint Strike Fighter (JSF)



- Expect $850M co
- Future derivatives FMS sales ($3-5B
- Unmatched CNI c by both competin

Ground-Based Midcourse Defense Segment



- $1B+ total program value
- Best-in-class software discrimination algorithms

ICBM Enhancements



- $6B+ total program value through 2013
- Legacy of consistent program performance

Force XXI Battle Command Brigade-and-Below



- $2B total progra
- Real-time wirele interoperability

Several large program awards pending

Strongly Aligned with Customer and Budget Priorities

Rumsfeld QDR Priorities	Principal SS&E Capabilities				
	ISR / Space	Missile Defense	Communications and Connectivity	Homeland Security	Avion
Protect the U.S. Homeland	√	√		√	
Project and Sustain Power	√	√	√		√
Deny Enemy Sanctuaries	√		√		√
Protect Information Networks	√		√	√	
Link U.S. Forces Using Information Technology	√		√		√
Strengthen U.S. Space Capabilities	√		√		

(1) Source: Journal of Foreign Affairs, "Transforming the Military," May/June 2002.

Well-positioned to capitalize on transforming custome

ISR/Space — Strong Legacy/Promisin



LANCE



DSP



Res

Current Programs

- Hunter Unmanned Aerial Vehicle
- Diamond
- Trail Blazer
- Guardrail
- High-band Subsystem

Key Future Opportunities

- Restricted
- Trail Blazer
- Space Based Radar
- Aerial Common Sensor
- MOSIAC

Differen

- Signal Int
- Electroni
- Informatio

Over $10B in key future opportunities

Missile Defense — Extensive Capabilit



Airborne Laser



Battle Management C3



S

Current Programs

- Ground-based Midcourse Defense Segment
- Joint National Integration Center
- Liquid Booster Target Vehicles
- Space-Based Laser
- Ground-based Lasers

Key Future Opportunities

- Space-Based Systems
- Various Laser Applications

Differen

- Discrimin
- Advance
- Ballistic M Knowle
- High-Ene

National commitment – strong growth

Communications and Connectivity — Leading Position



AEHF



Milstar



Force
Battle Co

Current Programs

Tactical Operations Centers

Joint Light Bio/Chem Detection Reconnaissance System

Key Future Opportunities

Warrior Information Network

Joint Tactical Radio System

Transformational Communications Technology

Differen

Comman
Product

Processe

Advance

Over $5B in key future opportunities

Homeland Security — Key Enabling Technologies



E-911 Centers



Ohio Multi-Agency
Radio Communication System



Fingerpri

Current Programs

- Tactical Automated Security System
- Port Vulnerability Assessments
- Guardian Eagle
- Public Safety Radio
- Airport Security

Opportunities – National Budget Priorities

- Border Security ($10B)
- Bio Terrorism ($6B)
- Aviation Security ($5B)
- First Responders ($3.5B)

Differen

- Significar System
- Comman
- Turnkey Center

Significant upside potential

Avionics — Critical Role



Raptor
F-22



Comanche
RAH-66



JS
F-3

Products

Military Communications, Navigation and Identification Systems for Fighter Aircraft

Future Contract Opportunities

Full Scale Production of F-22

Production of Comanche

Development/Production of F-35

Differen

Unique H
Integrat
Wavefo

Superior
develop

Over $9B in production opportunities

Creating Two World-Class Pure-Play L

TRW Systems, Space & Electronics	TRW Automo
• World-class supplier of space, defense, communications and systems products	• Customer, geogra product diversified
• Our people - technical leaders and domain experts	• Leading market po
• Record backlog ~ $13B	• Well positioned in products and platfo
• Capabilities critical to U.S. Defense transformation	• Extremely competi
• Aligned with the highest growth segments of the DoD budget	• Improving producti North America
• Benefit from Homeland Security programs – upside!	• Poised to capture Best-in-Class indu
• Indium Phosphide and commercial laser investments	

Positioned to deliver superior growth and returns as independent companies

TRW Automotive

2001 Sales: $10.1 billion
2001 EBITDA[1]: $1,013 million
2001 EBIT[1]: $533 million

Chassis Systems




VALVE
CONTROLLER
LATERAL ACCELEROMETER

2001 Sales: $5.6 billion
% of Total: 55%

- Braking Systems
- Vehicle Dynamic Control Systems
- Steering Systems and Components
- Chassis Modules
- Linkage and Suspension Systems
- Aftermarket Components

Occupant Safety Systems





2001 Sales: $3.0 billion
% of Total: 30%

- Inflatable Restraint Systems
- Seat Belt Systems
- Safety Electronics
- Steering Wheel Systems

Other Au




2001 Sales:
% of Tot

- Engineered Fa
- Body Control S
- Engine Compo

(1) Segment EBIT and EBITDA are post FAS 142.

A leading Tier 1 supplier focused on safety prod

Growing from a Position of Strength

Diversified Geographic Mix

2001 Revenues: $10.1 billion


North America 50%
Europe 42%
8% RoW

Strong & Diverse Cust

Ford
DAIMLERCHRYSLER
PEUGEOT
TOYO
HYUNDAI
HOND
FIAT

Leading Market Positions

PRODUCT LINE	GLOBAL MARKET POSITION
Anti-lock Braking Systems (N.A.)	#1
Foundation Brakes	#1
Steering	#1
Airbags & Steering Wheels	#2
Seat Belts	#1
Engine Valves	#2
Fasteners & Components	#1

Key Strength

- Leader in active and passiv
- Diversified offering of produ
- Greater geographical divers any other auto supplier
- Balanced customer set – su major vehicle manufacturer

Strength through technology and diversity

Robust Outlook in 2003 and Beyond

Systems
Space & Electronics



2002 - 2003

- Double digit sales growth
  - Defense transformation
  - Recent large wins
  - 'Sweet spot' of DoD growth segments
- Earnings growing faster than sales
  - Strong contract performance
  - Maturing commercialization initiatives
  - New programs

Automotiv



2002 - 2003

- Sales growth equal o than industry
  - Electrically powe steering
  - Vehicle stability
  - Side-impact air b
- Margins improving
  - Cost controls
  - Restructuring pa
  - Operating efficie

Well positioned for continued growth beyond 2

TRW — A Great Investment Opportuni

- World-class technology leader in multiple markets
- Benefiting from decisive actions taken in 2001
  - A foundation for sustainable growth and operating perfor
  - Payoff evident in 2002 – dramatic in 2003 and beyond
- Systems, Space & Electronics – perfectly aligned with Defe and Homeland Security priorities
- Value enhancement plan
  - Creating two powerful, pure-play companies
  - On track to complete by year end
- Exploring strategic alternatives – discussions underway witl several potential buyers

Our focus – maximizing shareholder value